UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F        [ ] Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroholdings Ltd on August 12, 2026 entitled: EuroHoldings Ltd Reports Results for the Quarter and Six-Month Period, Ended June 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD

Dated: August 13, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroHoldings Ltd

Reports Results for the Quarter and Six-Month Period, Ended June 30, 2026

Maroussi, Athens, Greece – August 12, 2026– EuroHoldings Ltd (NASDAQ: EHLD, the “Company” or “EuroHoldings”), an owner and operator of container carriers and tanker vessels and provider of container and tanker seaborne transportation services, announced today its results for the three- and six-month periods ended June 30, 2026.

Second Quarter 2026 Financial Highlights:

•

Total net revenues of $8.6 million. Net income of $4.3 million; or $1.52 earnings per share basic and diluted. Adjusted net income for the period remained unchanged at $4.3 million or $1.52 per share basic and diluted.

•

Adjusted EBITDA1 was $5.0 million.

•

An average of 3.0 vessels were owned and operated during the second quarter of 2026 earning an average time charter equivalent rate of $28,039 per day.

•

Declared a quarterly dividend of $0.14 per share for the second quarter of 2026, payable on or about September 16, 2026, to shareholders of record on September 9, 2026.

First Half 2026 Financial Highlights:

•

Total net revenues of $16.2 million. Net income of $6.7 million; or $2.37 earnings per share basic and diluted. Adjusted net income for the period remained unchanged at $6.7 million or $2.37 per share basic and diluted.

•

Adjusted EBITDA1 was $8.2 million.

•

An average of 3.0 vessels were owned and operated during the first half of 2026 earning an average time charter equivalent rate of $28,204 per day.

Recent developments:

As announced in May 2026, the Company agreed to acquire a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, from a related party of Marla Investments Inc., our majority shareholder, not under common control. The vessel was expected to be delivered by mid-August of 2026 but due to discharging delays the vessel is now expected to be delivered by September 2026. The Company will finance the purchase with a combination of own funds and bank debt and has secured the required debt financing for the acquisition, including a $10 million loan collateralized by its two containership vessels.

1Adjusted EBITDA, Adjusted net income and Adjusted income per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroholdings financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman, President and CEO of EuroHoldings, commented: “We are pleased to report another quarter of highest to-date adjusted quarterly earnings. During the second quarter, on the top of a solid revenue base from our two elder containerships, we benefitted from significant earnings contributions coming from our product tanker vessel to which we expect soon to add a sister vessel, M/V Hellas Fighter, as earlier announced.  We continue to evaluate the timing, funding, and pace of further expansion in the product tanker sector, aiming to establish a public consolidation and targeted investment platform.

“We are also happy to report that our Board of Directors declared our sixth consecutive dividend of $0.14 per share which represents an annualized yield of approximately 6.5%.”

Athina Atalioti, Chief Financial Officer of EuroHoldings, commented: “In the second quarter of 2026, on a per-vessel-per-day basis, our vessels earned an average time charter equivalent rate of $28,039, 69.6% higher compared to the average rate of $16,528 for the same period of 2025. Our net revenues increased to $8.6 million in the second quarter of 2026 compared to $2.9 million during the same period of last year as a result of operating and earning revenues from three vessels during the second quarter of 2026 compared to two for the same period of last year, as well as due to the improved charter rates mentioned above.

“Total daily vessel operating expenses, including management fees but excluding drydocking costs and general and administrative expenses, averaged $6,957 per vessel per day during the second quarter of 2026, slightly lower compared to $7,184 per vessel per day for the same quarter of last year. Total daily general and administrative expenses averaged $1,085 per vessel per day during the second quarter of 2026 compared to $4,112 per vessel per day for the same quarter of last year. This decrease is mainly due to lower general and administrative expenses per vessel as a result of reduced costs during the second quarter of 2026 as compared to the same period of 2025. The latter included costs related to the Company being public, including the compensation expense recognized due to accelerated vesting upon a change of control event of share-based awards “inherited” from our parent during the spin-off as well as the allocation of the general and administrative expenses to fewer vessels.

“Adjusted EBITDA during the second quarter of 2026 was $5.0 million versus $0.8 million in the second quarter of last year.”

“As of June 30, 2026, our outstanding debt (excluding the unamortized loan fees) was $19.2 million versus restricted and unrestricted cash of approximately $10.9 million.”

Second Quarter 2026 Results:

For the second quarter of 2026, the Company reported total net revenues of $8.6 million representing a 195.0% increase over total net revenues of $2.9 million during the second quarter of 2025 which was the result of the increased average number of vessels operating in the second quarter of the current year and the increased average time charter equivalent rates our vessels earned in this period. The latter was the result of the increased time charter equivalent revenue earned by the product tanker that was employed on voyage charters. On average, 3.0 vessels were owned and operated during the second quarter of 2026 earning an average time charter equivalent rate of $28,039 per day compared to 2.0 vessels in the same period of 2025 earning on average $16,528 per day.

For the second quarter of 2026, voyage expenses amounted to $1.4 million and mainly relate to expenses incurred by one of our vessels while employed under voyage charters and to owners’ expenses in various ports, as compared to $0.03 million, mainly relating to owners’ expenses in various ports in the same period of 2025.

Vessel operating expenses increased to $1.6 million for the second quarter of 2026 from $1.1 million in the same period of 2025. The increase is mainly attributable to the increased average number of vessels owned and operated during the period.

Vessel depreciation for the second quarter of 2026 increased to $0.5 million from $0.02 million in the second quarter of 2025, as a result of the depreciation charge for the vessel acquired within the fourth quarter of 2025.

Related party management fees for the period were $0.3 million for the second quarter of 2026 as compared to $0.2 million for the same period of 2025. This was the result of the higher number of vessels operating in 2026, as well as the adjustment for inflation in the daily vessel management fee for the container vessels, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros per vessel, and the unfavorable movement of the euro/dollar exchange rate during the period. The management fee for the container vessels is paid to Eurobulk Ltd. A rate of 1,250 Euros per day is paid for the tanker vessel acquired within the fourth quarter of 2025, further contributing to the increase of the related party management fees in the second quarter of 2026 compared to the same period of 2025. The manager of the tanker vessel is Latsco Marine Management Inc.

 General and administrative expenses were $0.3 million for the second quarter of 2026, compared to $0.7 million for the same period of 2025. The decreased general and administrative expenses reflect mainly costs incurred in 2025 related to the Company being public, including the compensation expense recognized due to accelerated vesting of share-based awards upon a change of control.

Interest expense during the second quarter of 2025 was nil. Interest and other financing costs for the second quarter of 2026 amounted to $0.3 million, as a result of the loan drawn down for the acquisition of M/V “Hellas Avatar” in the fourth quarter of 2025.

The Company reported net income for the second quarter of 2026 of $4.3 million, as compared to net income of $0.8 million for the same period of 2025.

Adjusted EBITDA for the second quarter of 2026 was $5.0 million compared to $0.8 million achieved during the second quarter of 2025.

Basic and diluted earnings per share for the second quarter of 2026 was $1.52 calculated on 2,816,615 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.30 for the second quarter of 2025, calculated on 2,783,999 basic and diluted weighted average number of shares outstanding.

The adjusted earnings per share, basic and diluted, for the quarters ended June 30, 2026, and 2025 remained unchanged at $1.52 and $0.30, respectively, compared to the earnings per share of the respective quarter, as no adjustment was applied.

First Half 2026 Results:

For the first half of 2026, the Company reported total net revenues of $16.2 million representing a 180.6% increase over total net revenues of $5.8 million during the first half of 2025, which was the result of the higher average number of vessels operated and the increased average time charter equivalent rates our vessels earned in this period. The latter was the result of the increased time charter equivalent revenue earned by the product tanker that was employed on voyage charters. On average, 3.0 vessels were owned and operated during the first half of 2026 earning an average time charter equivalent rate of $28,204 per day compared to 2.1 vessels in the same period of 2025 earning on average $16,158 per day.

For the first half of 2026, voyage expenses amounted to $2.5 million and mainly related to expenses incurred by one of our vessels while employed under voyage charters and to owners’ expenses in various ports. For the same period of 2025, voyage expenses amounted to $0.06 million and mainly related to owners’ expenses in various ports.

Vessel operating expenses were $3.4 million for the first half of 2026 compared to $2.3 million for the first half of 2025. The increase is mainly attributable to the higher number of vessels operating in the first half of 2026 compared to the corresponding period in 2025.

During the first half of 2026, one vessel completed its special survey with dry-dock, for a total cost of $0.8 million. During the first half of 2025 one of our vessels completed its intermediate survey for a total cost of $0.3 million.

Related party management fees for the first half of 2026 increased to $0.6 million from $0.4 million for the same period of 2025. This was the result of the higher number of vessels operating in 2026, as well as the adjustment for inflation in the daily vessel management fee for the container vessels, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period. The management fee for the container vessels is paid to Eurobulk Ltd. A rate of 1,250 Euros per day is paid for the tanker vessel acquired within the fourth quarter of 2025, further contributing to the increase of the related party management fees in the first half of 2026 compared to the same period of 2025. The manager of the tanker vessel is Latsco Marine Management Inc.

General and administrative expenses for the first half of 2026 were $0.6 million compared to $1.0 million for the same period of 2025. The decreased general and administrative expenses reflect mainly expenses incurred in 2025 related to the Company being public, including the compensation expense recognized due to accelerated vesting of share-based awards upon a change of control.

On January 10, 2025, the Company signed an agreement to sell M/V Diamantis P, a 2,008 teu container carrier, built in 1998, for further trading, for approximately $13.15 million, resulting in a gain on sale of $10.23 million.

Interest expense during the first half of 2025 was nil. Interest and other financing costs for the first half of 2026 amounted to $0.5 million, as a result of the loan drawn down for the acquisition of M/V “Hellas Avatar” in the fourth quarter of 2025.

The Company reported net income for the period of $6.7 million, as compared to net income of $11.9 million, for the first half of 2025.

Adjusted EBITDA for the first half of 2026 was $8.2 million compared to $1.7 million achieved during the first half of 2025.

Basic and diluted earnings per share for the first half of 2026 was $2.37, calculated on 2,816,615 basic and diluted weighted average number of shares outstanding compared to earnings per share of $4.28, calculated on 2,782,436 basic and diluted weighted average number of shares outstanding.

The adjusted earnings for the six-month period ended June 30, 2026, remained unchanged at $2.37 per share basic and diluted compared to the earnings per share of the period, as no adjustment was applied. Excluding the effect on the earnings for the first half of the year of the net gain on sale of vessel, the adjusted earnings for the six-month period ended June 30, 2025, would have been $0.60 per share basic and diluted. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

After the delivery of M/V HELLAS FIGHTER, the EuroHoldings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
JOANNA(**)	Feeder	22,301	1,732	1999	TC until Sep-26, then until Nov-26	$9,500 $16,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Nov-26	$16,700
Total Container Carriers	2	40,882	3,171
HELLAS AVATAR	Product Tanker	49,997		2015	Spot/Short-Term
HELLAS FIGHTER	Product Tanker	49,997		2015	Spot/Short-Term
Total Tankers	2	99,994
Grand Total	4	140,876

Note:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

(**)

Period to November 2026 is at the option of the charterer

Summary Fleet Data:

	3 months, ended June 30, 2025	3 months, ended June 30, 2026	6 months ended June 30, 2025	6 months ended June 30, 2026
FLEET DATA
Average number of vessels (1)	2.0	3.0	2.1	3.0
Calendar days for fleet (2)	182.0	273.0	376.4	543.0
Scheduled off-hire days incl. laid-up (3)	-	-	7.3	26.0
Available days for fleet (4) = (2) - (3)	182.0	273.0	369.1	517.0
Off-hire days (5)	-	-	-	-
Voyage days for fleet (6) = (4) - (5)	182.0	273.0	369.1	517.0
Fleet utilization (7) = (6) / (4)	100.0%	100.0%	100.0%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (8)	16,528	28,039	16,158	28,204
Vessel operating expenses excl. drydocking expenses (9)	7,184	6,957	7,159	7,508
General and administrative expenses (10)	4,112	1,085	2,699	1,097
Total vessel operating expenses (11)	11,296	8,042	9,858	8,605
Drydocking expenses (12)	67	-	904	1,539

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Off-hire days. We define off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels, as well as days a vessel is idle without employment.

(6) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(7) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(8) Average time charter equivalent rate, or average TCE, is a metric of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing (a) time charter equivalent revenue, which consists of time charter revenue and voyage charter revenue, if any, net of voyage expenses by (b) voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(9) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(10) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(11) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(12) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast: Today, August 12, 2026 at 10:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroHoldings” to the operator and/or conference ID 13762070. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast- Slides Presentation: There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroholdings.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2026, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroholdings.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroHoldings Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six months ended June 30, 2025	Six months ended June 30, 2026
	2025	2026

Revenues
Time charter revenue	3,034,295	3,037,707	6,024,147	5,616,655
Voyage charter revenue	-	5,997,880	-	11,513,037
Commissions	(119,210)	(436,606)	(236,553)	(889,240)
Net revenues	2,915,085	8,598,981	5,787,594	16,240,452

Operating expenses / (income)
Voyage expenses	26,115	1,380,865	60,244	2,548,337
Vessel operating expenses	1,118,180	1,579,898	2,262,211	3,437,034
Drydocking expenses	12,147	-	340,097	835,656
Vessel depreciation	21,390	500,766	31,390	996,139
Related party management fees	189,343	319,312	432,352	639,929
General and administrative expenses	748,298	296,251	1,015,762	595,760
Net gain on sale of vessel	-	-	(10,230,210)	-
Other operating income	-	(38,226)	-	(38,226)
Total operating expenses / (income), net	2,115,473	4,038,866	(6,088,154)	9,014,629

Operating income	799,612	4,560,115	11,875,748	7,225,823

Other income / (expenses)
Interest and other financing costs	-	(269,686)	-	(544,086)
Foreign exchange loss	(12,971)	(20,342)	(9,822)	(39,623)
Interest income	35,897	18,590	38,414	25,714
Other income / (expenses), net	22,927	(271,438)	28,593	(557,995)
Net income	822,538	4,288,677	11,904,340	6,667,828
Earnings per share, basic and diluted	0.30	1.52	4.28	2.37
Weighted average number of shares, basic and diluted	2,783,999	2,816,615	2,782,436	2,816,615

EuroHoldings Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2025	June 30, 2026

ASSETS
Current Assets:
Cash and cash equivalents	3,343,183	10,592,694
Trade accounts receivable	1,831,129	487,142
Other receivables, net	194,160	32,535
Inventories	611,039	901,954
Prepaid expenses	216,500	574,484
Due from related companies	1,059,884	792,350
Total current assets	7,255,895	13,381,159
Fixed assets:
Vessels, net	35,168,249	34,176,245
Restricted cash	300,000	300,000
Total assets	42,724,144	47,857,404

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loan, current portion	1,516,677	1,510,508
Trade accounts payable	802,229	988,321
Accrued expenses	518,797	472,943
Deferred revenue	1,440,012	960,722
Due to related company	-	384,798
Total current liabilities	4,277,715	4,317,292

Long-term liabilities
Long-term bank loan, net of current portion	18,346,134	17,560,640
Total long-term liabilities	18,346,134	17,560,640

Total liabilities	22,623,849	21,877,932
Shareholders' equity:
Share capital ($0.01 par value; 100,000,000 shares authorized, 2,816,615 issued and outstanding)	28,166	28,166
Additional paid-in capital	6,496,682	6,496,682
Retained earnings	13,575,447	19,454,624
Total shareholders’ equity	20,100,295	25,979,472
Total liabilities and shareholders’ equity	42,724,144	47,857,404

EuroHoldings Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2025	2026

Cash flows from operating activities:
Net income	11,904,340	6,667,828
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	31,390	996,139
Share based compensation cost	286,080	-
Gain on sale of vessel	(10,230,210)	-
Amortization of deferred charges	-	15,368
Changes in operating assets and liabilities	230,652	1,169,994
Net cash provided by operating activities	2,222,252	8,849,329

Cash flows from investing activities:
Cash paid for vessel improvements	(118,803)	(4,135)
Net proceeds from sale of vessel	12,875,487	-
Net cash provided by / (used in) investing activities	12,756,684	(4,135)
Cash flows from financing activities:
Repayment of long-term bank loan	-	(770,000)
Loan arrangement fees paid	-	(37,031)
Dividends paid	-	(788,652)
Net cash used in financing activities	-	(1,595,683)

Net increase in cash and cash equivalents	14,978,936	7,249,511
Cash and cash equivalents at beginning of period	129,541	3,643,183
Cash, cash equivalents and restricted cash at end of period	15,108,477	10,892,694

Cash breakdown
Cash and cash equivalents	15,108,477	10,592,694
Restricted cash, long-term	-	300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	15,108,477	10,892,694

EuroHoldings Ltd.

Reconciliation of Adjusted EBITDA to

Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net income	822,538	4,288,677	11,904,340	6,667,828
Interest and other financing costs, net of interest income / (Interest income)	(35,897)	251,096	(38,414)	518,372
Vessel depreciation	21,390	500,766	31,390	996,139
Net gain on sale of vessel	-	-	(10,230,210)	-
Adjusted EBITDA	808,031	5,040,539	1,667,106	8,182,339

Adjusted EBITDA Reconciliation:

Euroholdings Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation and net gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because as a supplemental basis upon which the Company assesses its financial performance and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, net gain on sale of vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroHoldings Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2026	Six Months Ended June 30, 2025	Six Months Ended June 30, 2026
Net income	822,538	4,288,677	11,904,340	6,667,828
Net gain on sale of vessel	-	-	(10,230,210)	-
Adjusted net income	822,538	4,288,677	1,674,130	6,667,828
Adjusted earnings per share, basic and diluted	0.30	1.52	0.60	2.37
Weighted average number of shares, basic and diluted	2,783,999	2,816,615	2,782,436	2,816,615

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroholdings Ltd. considers Adjusted net income to represent net income before net gain on sale of vessel. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of net gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroHoldings Ltd.

EuroHoldings Ltd. was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA, or "Euroseas") to serve as the holding company of three subsidiaries that were contributed by Euroseas effective January 1, 2025. On March 17, 2025, Euroseas distributed all the shares of EuroHoldings to its shareholders thereby spinning off EuroHoldings. EuroHoldings began trading on NASDAQ Capital Market under the ticker EHLD on March 18, 2025.

EuroHoldings operations and containership vessels are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management of the vessels. The Company’s product tanker is managed by Latsco Marine Management Inc., an ISO 9001:2015, ISO 14001:2015, ISO 50001:2018, ISO/IEC 27001:2022 and ISO 45001:2018 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management of the tanker vessel.

The Company has a fleet of 2 Feeder container carriers with a total carrying capacity of 3,171 TEU and two medium range (MR) product tankers with capacity of 99,994 dwt on a fully delivered basis, following the delivery of M/T Hellas Fighter.

Forward Looking Statement

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “potential,” “predicts,” “projects,” “should,” "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Visit our website www.Euroholdings.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Strategy Officer & Treasurer EuroHoldings Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@Euroholdings.gr	Nicolas Bornozis / Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com